Exhibit 99.2

SCAILEX CORPORATION LTD.
(“Scailex” or “the Company”)

48 Ben Tsiyon Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730 — Fax: + 972-3-9300424

February 8, 2009

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the Corporation’s
Normal Course of Business
[Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970]

Further to the Immediate Report of December 31, 2008 (reference no. 2008-01-377535) and to the Supplementary Immediate Report of January 18, 2009 (reference no. 2009-01-015798) (both reports jointly: “the Transaction Report”) regarding the summoning of a General Meeting of Shareholders, the agenda of which included, inter alia, approval of Scailex’s engagement in the share purchase agreement (“the Share Purchase Agreement”) with an interested party in the Company, Tao Tsuot Ltd. (“Tao”), a company controlled by the indirect controlling shareholder of Scailex, Mr. Ilan Ben-Dov, for the self-purchase of all shares of Scailex owned by Tao on the transaction execution date (“the Transaction”), and further to the Immediate Report of February 5, 2009 (reference no. 2009-01-031020) regarding the resolution of the Company’s General Meeting to approve the Company’s engagement in the Agreement, the Company hereby notifies as follows:

1.	On February 5, 2009 (“the Execution Date”), the Transaction between the Company and Tao was consummated pursuant to the Share Purchase Agreement, whereby the Company purchased all of Tao’s holdings of Scailex shares on the Execution Date – 9,175,896 ordinary shares of ILS 0.12 par value each of the Company (“the Shares Being Acquired”), for the consideration of ILS 30 per share; i.e., for the inclusive total of ILS 275,276,880 in cash (“the Total Consideration ”).

2.	In conformance with the provisions of section 308 of the Companies Act, 5759 – 1999, the Shares Being Acquired became dormant shares, which do not confer any rights in the Company. The Shares Being Acquired shall be recorded in the Company’s books as treasury stock, and the shareholders’ equity in the Company’s Financial Statements for the first quarter of 2009 shall be reduced by the sum of the Total Consideration. Beyond this, the consummation of the Transaction shall not have any further affect on the Company’s Financial Statements.

3.	As a result of the consummation of the Transaction as stated, Tao ceased to be an interested party in the Company.

4.	Subsequent to the consummation of the Transaction, and in light of the Shares Being Acquired becoming dormant shares, the direct controlling shareholder of the Company, Suny Electronics Ltd. (“Suny”) now holds some 85.70% of the Company’s issued share capital and voting rights therein (after neutralizing dormant shares). Furthermore, Mr. Ilan Ben-Dov, the indirect controlling shareholder of the Company (by virtue of his holding of some 67.1% of Suny’s issued share capital), now directly holds some 0.94% of the Company’s issued share capital and voting rights therein (after neutralizing dormant shares).

Sincerely, Scailex Corporation Ltd.